Warsaw, 2008-01-09.

United States Securities and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section

JAN 23 2008

Washington, DC
101

OSA/AH/6/2008 [redacted]

Ref.: 82-5025

08000451

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 1/2008.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no. 1/2008

"Orbis" S.A., 16, Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt, on this day, of a notice from BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań, with a wording as follows below:

Acting by virtue of Article 69 section 1 point 2 in conjunction with Article 87 section 1 point 3 letter b) of the Act dated July 29, 2005, on Public Offering as well as the Terms and Conditions of Admittance of Financial Instruments into a Regulated Trading System and Public Companies (official journal "Dz.U." No 184, item 1539), BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań hereby informs that as a result of equity acquisitions, cleared on January 4, 2008, the Company's shareholders hold shares representing more than 20% of the aggregate number of votes at the General Meeting of Shareholders of a public company operating under the name Orbis S.A.

Prior to the change in shareholding, referred to hereinabove, the clients of BZ WBK AIB Asset Management S.A. held 9,181,524 shares in the Company on accounts managed by the BZ WBK AIB Asset Management Spółka Akcyjna, which equaled 19.93% of the Company's share capital. These shares carried 9,181,524 votes, i.e. 19.93% of the total number of votes at the General Meeting of Orbis S.A. Shareholders.

On January 4, 2008, clients of BZ WBK AIB Asset Management SA held 9,377,690 shares on their securities accounts managed by BZ WBK AIB Asset Management S.A. The said shares represented 20.35% of the Company's share capital and carried 9,377,690 votes, accounting for 20.35% of the overall number of votes at the General Meeting of Orbis S.A. Shareholders.

Furthermore, BZ WBK AIB Asset Management S.A. informs that pursuant to the procedure set forth in Article 46 section 1 point 1) of the Act dated May 27, 2004, on Investment Funds (official journal "Dz.U." No 146, item 1546, as amended), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its corporate seat in Poznań assigned the task of managing investment portfolios of its underlying investment funds (hereinafter, the "Funds") to the company BZ WBK AIB Asset Management S.A. Hence, if the Funds hold shares in Orbis S.A., then BZ WBK AIB Asset Management S.A. is under the duty to include these shares in this notice.

END